UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

NOVA MEASURING INSTRUMENTS LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE ILS 0.01 PER SHARE

(Title of Class of Securities)

M7516K103

(CUSIP Number)

Nufar Malovani, Adv.
Corporate Secretary
Clal Industries and Investments Ltd.
3 Azrieli Center, The Triangular Tower, 45th Floor,
Tel-Aviv, 67023
Israel
Tel: +972-3-607-5794

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box  □.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. M7516K103

1	NAME OF REPORTING PERSONS Clal Electronics Industries Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,174,476 shares (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,174,476 shares (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,174,476 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.21% (3)
14	TYPE OF REPORTING PERSON CO

(1) The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(2) Clal Electronics Industries Ltd. has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 2,174,476 Ordinary Shares to which this Schedule 13D/A relates.

(3) Based on 26,467,542 Ordinary Shares outstanding as of December 31, 2011, as reported on the Issuer's Form 20-F filed with the SEC on March 28, 2012.

SCHEDULE 13D
CUSIP No. M7516K103

1	NAME OF REPORTING PERSONS Clal Industries and Investments Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,174,476 shares (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,174,476 shares (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,174,476 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.21% (3)
14	TYPE OF REPORTING PERSON CO

(1) The filing of this joint Schedule 13D/A shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(2) Clal Electronics Industries Ltd. has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 2,174,476 Ordinary Shares to which this Schedule 13D/A relates.

(3) Based on 26,467,542 Ordinary Shares outstanding as of December 31, 2011, as reported on the Issuer's Form 20-F filed with the SEC on March 28, 2012.

This Amendment No. 7 amends and supplements the Statement on Schedule 13D (as amended from time to time, the "Statement"), previously filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons, the last amendment of which was filed with the SEC on March 21, 2011.

The following amends and supplements Items 1, 2, 5 and 7 of the Statement.

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and supplemented as follows:

The address of the Issuer is: Weizmann Science Park, Einstein St., Building 22, 2nd Floor, Ness-Ziona, Israel.

The Issuer's ordinary shares par value NIS 0.01 per share ("Ordinary Shares") are listed for trading on the NASDAQ Global Market and the Tel-Aviv Stock Exchange.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

(a), (b) and (c): The Reporting Persons.

On July 5, 2012, IDB Development Corporation Ltd. completed the sale of 49.9% of the outstanding share capital of Clal Industries and Investments Ltd. to AI Diversified Holdings S.a.r.l ("AI Diversified Holdings"), a company incorporated in Luxemburg. AI Diversified Holdings is wholly owned (100%) by AI European Holdings S.a.r.l ("AI European Holdings"), a company incorporated in Luxemburg. Each of AI Diversified Holdings and AI European Holdings is an affiliate of Access Industries, Inc., and is ultimately controlled by Mr. Len Blavatnik.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of Clal Industries and Investments Ltd. and Clal Electronics Industries Ltd. are set forth in Exhibits 1 and 2 attached hereto, and incorporated herein by reference. Exhibits 1 and 2 replace Exhibits 1 - 4 previously attached to the Statement.

(d)              None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Exhibits 1 and 2 to this Statement, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)              None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Exhibits 1 and 2 to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The percentage of Ordinary Shares outstanding set forth in this Statement are based on 26,467,542 Ordinary Shares outstanding as of December 31, 2011 as reported on the Issuer's Form 20-F filed with the SEC on March 28, 2012.

(a), (b)  As of August 6, 2012:

Clal Electronics Industries Ltd. beneficially owns and has the power to vote and dispose of, 2,174,476 Ordinary Shares, constituting approximately 8.21 % of the outstanding Ordinary Shares of the Issuer. Clal Industries and Investments Ltd., by virtue of its holdings of 100% of the outstanding share capital of Clal Electronics Industries Ltd., beneficially owns the Ordinary Shares of the Issuer held by Clal Electronics Industries Ltd.

Based on information furnished to the Reporting Persons, the Reporting Persons are not aware of any executive officer or director named in Exhibits 1 and 2 to the Statement, beneficially owning any Ordinary Shares.

(c)           None of the Reporting Persons or, to the Reporting Persons’ knowledge, any of the executive officers and directors named in Exhibits 1 and 2 to this Statement, purchased or sold any Ordinary Shares since the most recent filing of Schedule 13D/A.

(d)           Not applicable.

(e)           Not applicable.

Item 7.	Materials to be filed as Exhibits

Item 7 of the Statement is hereby amended and restated in its entirety as follows:

Exhibit #	Description
Exhibits 1 and 2
Name, citizenship, business address, present principal occupation and employer of executive officers and directors of Clal Electronics Industries Ltd. (Exhibit 1), and Clal Industries and Investments Ltd. (Exhibit 2).

Exhibit 3
Joint Filing Agreement between Clal Industries and Investments Ltd. and Clal Electronics Industries Ltd. authorizing Clal Industries and Investments Ltd. to file this Schedule 13D and any amendments hereto. Previously filed as Exhibit 5 to Amendment No. 3 to the Schedule 13D/A filed with the SEC on December 11, 2007, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2012

CLAL ELECTRONICS INDUSTRIES LTD.
CLAL INDUSTRIES AND INVESTMENTS LTD.

BY:   CLAL INDUSTRIES AND INVESTMENTS LTD.

By:        /s/ Yehuda Ben Ezra  /s/ Gonen Bieber
authorized signatories of Clal Industries and Investments Ltd.
for itself and on behalf of Clal Electronics Industries Ltd.
pursuant to the agreement which is Exhibit 3 to this Schedule 13D/A.